SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                            Vantage Drilling Company
                               (Name of Issuer)

                   Ordinary Shares, par value $0.001 per share
                        (Title of Class of Securities)

                                   G93205113
                                (CUSIP Number)

                                December 18, 2008
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                               (Page 1 of 5 Pages)
---------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G93205113                  13G              Page 2 of 5 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            COPPERTREE CAPITAL MANAGEMENT LLP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                 UNITED KINGDOM
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                       6,629,849
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                            0
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                        6,629,849
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                             0
-----------------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                       6,629,849
-----------------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
                         8.16%
-----------------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
                          IA
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G93205113                   13G               Page 3 of 5 Pages


Item 1(a).     Name of Issuer:

               Vantage Drilling Company

Item 1(b).     Address of Issuer's Principal Executive Offices:

               777 Post Oak Boulevard
               Suite 610
               Houston, Texas 77056

Item 2(a).     Name of Person Filing:

               COPPERTREE CAPITAL MANAGEMENT LLP

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               52 Lime Street, London, United Kingdom, EC3M 7BS

Item 2(c).     Citizenship:

               This Statement is filed by CopperTree Capital Management LLP, a Cayman limited liability partnership. CopperTree Capital Management LLP is a private money management firm which holds the Ordinary Shares of the Issuer in various accounts under its management and control. The principals of CopperTree Capital Management LLP are CopperTree Limited, a United Kingdom private limited company, David Graham Atkinson and Jonathan Michael Hughes-Morgan, each citizens of the United Kingdom, and Cornhill Asset Management Limited, a United Kingdom private limited company. The primary shareholder of Cornhill Asset Management Limited is Andrew Frangos, a citizen of the United Kingdom.

Item 2(d).     Title of Class of Securities:

               Ordinary Shares, par value $0.001 per share

Item 2(e).     CUSIP Number: G93205113


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

CUSIP No. G93205113                         13G            Page 4 of 5 Pages

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.   Ownership.

          (a)  Amount beneficially owned: 6,629,849
          (b)  Percent of class: 8.16%
          (c)  Number of shares as to which CopperTree Capital Management LLP has:
              (i)   Sole power to vote or direct the vote: 6,629,849
              (ii)  Shared power to vote or direct the vote: 0
              (iii) Sole power to dispose or direct the disposition: 6,629,849
              (iv)  Shared power to dispose or direct the disposition:  0

Item 5.     Ownership of Five Percent or Less of a Class.
            Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
            Not Applicable

Item 8.     Identification and Classification of Members of the Group.
            Not Applicable

Item 9.     Notice of Dissolution of Group.
            Not Applicable

CUSIP No. G93205113                 13G              Page 5 of 5 Pages

Item 10.  Certification.

          By signing below we each certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct.


DATED:  April 21, 2009


                                  COPPERTREE CAPITAL MANAGEMENT LLP


                                  By: /s/ David Atkinson
                                      ------------------------------------
                                      David Atkinson
                                      Founding Partner